File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2006

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☑  Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
	(Unaudited)
Net sales	$658,512	$573,856	$1,553,835	$1,330,659
Cost of goods sold	419,855	388,349	1,021,301	905,418

Gross profit	238,657	185,507	532,534	425,241
Operating expenses:
Marketing and selling	84,146	66,067	205,789	169,473
Research and development	28,778	22,380	79,824	64,889
General and administrative	26,137	16,387	71,357	46,739

Total operating expenses	139,061	104,834	356,970	281,101
Operating income	99,596	80,673	175,564	144,140
Interest income, net	2,045	1,182	5,521	2,460
Other income, net	2,593	1,108	12,431	4,545

Income before income taxes	104,234	82,963	193,516	151,145
Provision for income taxes	9,930	11,615	19,861	21,163

Net income (1)	$94,304	$71,348	$173,655	$129,982

Net income per share:
Basic	$.52	$.38	$.95	$.72
Diluted	$.49	$.36	$.91	$.66

Shares used to compute net income per share:
Basic	182,652	185,794	182,601	180,533
Diluted	191,145	200,380	190,655	200,080

(1)	Net income for the three and nine months ended December 31, 2006 included share-based compensation expense under SFAS 123R of $4.4 million, net of tax benefit, and $12.7 million, net of tax benefit, related to employee stock options and employee stock purchases. The consolidated statements of income for the three and nine months ended December 31, 2005 do not include the effect of share-based compensation expense, because the Company implemented SFAS 123R using the modified prospective transition method effective April 1, 2006. See Notes 2 and 4 to the condensed consolidated financial statements for additional information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2006	March 31, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$263,089	$245,014
Short-term investments	104,950	—
Accounts receivable	416,195	289,849
Inventories	234,944	196,864
Other current assets	59,024	34,479

Total current assets	1,078,202	766,206
Investments	11,131	36,414
Property, plant and equipment	85,435	74,810
Goodwill	146,186	135,396
Other intangible assets	20,510	11,175
Other assets	30,345	33,063

Total assets	$1,371,809	$1,057,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term debt	$12,185	$14,071
Accounts payable	293,085	181,290
Accrued liabilities	220,985	162,922

Total current liabilities	526,255	358,283
Long-term debt	—	4
Other liabilities	18,190	13,601

Total liabilities	544,445	371,888

Commitments and contingencies

Shareholders’ equity:
Shares, par value CHF 0.25 - 231,606,620 authorized, 71,561,860 conditionally authorized, 191,606,620 issued at December 31, 2006 and March 31, 2006	33,370	33,370
Additional paid-in capital	81,450	100,339
Less shares in treasury, at cost, 8,791,462 at December 31, 2006 and 8,955,226 at March 31, 2006	(191,343)	(186,080)
Retained earnings	939,413	765,758
Accumulated other comprehensive loss	(35,526)	(28,211)

Total shareholders’ equity	827,364	685,176

Total liabilities and shareholders’ equity	$1,371,809	$1,057,064

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended December 31,
	2006	2005
	(Unaudited)
Cash flows from operating activities:
Net income	$173,655	$129,982
Non-cash items included in net income:
Depreciation	26,295	23,475
Amortization of other intangible assets	3,285	3,481
Share-based compensation expense related to options and purchase rights	14,994	—
Gain on sale of investment	(6,530)	—
Gain on cash surrender value of life insurance policies	(901)	—
In-process research and development	1,000	—
Excess tax benefits from share-based compensation	(10,648)	—
Deferred income taxes and other	(9,177)	693
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(117,926)	(149,799)
Inventories	(29,811)	(87,930)
Other assets	(7,070)	(492)
Accounts payable	108,908	67,965
Accrued liabilities	67,072	27,910

Net cash provided by operating activities	213,146	15,285

Cash flows from investing activities:
Purchases of property, plant and equipment	(36,641)	(37,617)
Purchases of short-term investments	(231,500)	—
Sale of short-term investments	126,550	—
Sale of investment	12,874	—
Premiums paid on cash surrender value life insurance policies	(537)	—
Acquisitions and investments, net of cash acquired	(20,406)	89

Net cash used in investing activities	(149,660)	(37,528)

Cash flows from financing activities:
Proceeds from short-term borrowing	—	5,235
Repayment of short-term debt	(1,749)	(32)
Purchases of treasury shares	(85,541)	(77,054)
Proceeds from sale of shares upon exercise of options and purchase rights	29,746	37,399
Excess tax benefits from share-based compensation	10,648	—

Net cash used in financing activities	(46,896)	(34,452)

Effect of exchange rate changes on cash and cash equivalents	1,485	(7,710)

Net increase (decrease) in cash and cash equivalents	18,075	(64,405)
Cash and cash equivalents at beginning of period	245,014	341,277

Cash and cash equivalents at end of period	$263,089	$276,872

Supplemental cash flow information:
Interest paid	$129	$1,715
Income taxes paid	$6,928	$5,229
Non-cash financing activity:
Conversion of convertible debt to registered shares	$—	$138,674

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount
March 31, 2005	191,606	$33,370	$125,745	14,642	$(173,728)	$584,653	$(43,891)	$526,149

Net income	—	—	—	—	—	129,982	—	129,982
Cumulative translation adjustment	—	—	—	—	—	—	(7,497)	(7,497)
Deferred realized hedging gains	—	—	—	—	—	—	146	146

Total comprehensive income								122,631

Tax benefit from exercise of stock options	—	—	8,977	—	—	—	—	8,977
Purchase of treasury shares	—	—	—	4,324	(77,054)	—	—	(77,054)
Sale of shares upon exercise of options and purchase rights	—	—	(27,507)	(5,339)	64,906	—	—	37,399
Conversion of convertible debt	—	—	5,596	(10,896)	133,078	—	—	138,674

December 31, 2005	191,606	$33,370	$112,811	2,731	$(52,798)	$714,635	$(51,242)	$756,776

March 31, 2006	191,606	$33,370	$100,339	8,955	$(186,080)	$765,758	$(28,211)	$685,176
Net income	—	—	—	—	—	173,655	—	173,655
Cumulative translation adjustment	—	—	—	—	—	—	10,968	10,968
Unrealized loss on investment, net of tax	—	—	—	—	—	—	(11,118)	(11,118)
Reclassification adjustment for net realized gains on investment included in net income	—	—	—	—	—	—	(6,530)	(6,530)
Deferred realized hedging losses	—	—	—	—	—	—	(635)	(635)

Total comprehensive income								166,340

Tax benefit from exercise of stock options	—	—	16,649	—	—	—	—	16,649
Purchase of treasury shares	—	—	—	3,730	(85,541)	—	—	(85,541)
Sale of shares upon exercise of options and purchase rights	—	—	(50,532)	(3,894)	80,278	—	—	29,746
Share-based compensation expense related to employee stock options and employee stock purchase plan	—	—	14,994	—	—	—	—	14,994

December 31, 2006	191,606	$33,370	$81,450	8,791	$(191,343)	$939,413	$(35,526)	$827,364

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — The Company

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. The Company generates revenues from sales of its products to a worldwide network of retail distributors and resellers and to original equipment manufacturers (OEMs). The Company’s sales to its retail channels comprise the large majority of its revenues.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq Global Select Market. In October 2006, the Company terminated its ADS program, exchanged its Nasdaq-listed ADSs for Logitech shares, and continued its Nasdaq listing, as a result of which Logitech shares trade on both the Nasdaq Global Select Market and the SWX Swiss Exchange. The trading symbol for Logitech shares is LOGI on Nasdaq and LOGN on SWX. The exchange of the Nasdaq-listed ADSs for Logitech shares was a one-for-one exchange and had no impact on financial statement or per share amounts. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2006 included in its Annual Report on Form 20-F.

In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three and nine month periods ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ending March 31, 2007 or any future periods. Certain prior period amounts have been reclassified to conform to the current period presentation.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Fiscal Year

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Share-Based Compensation Expense

Effective April 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), using the modified prospective transition method. Therefore, results for periods prior to April 1, 2006 have not been restated to include share-based compensation expense calculated in accordance with SFAS 123R. The Company recognized share-

based compensation expense in those periods in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Logitech has applied the provisions of SAB 107 in its adoption of SFAS 123R.

Share-based compensation expense for the first nine months of fiscal 2007 includes compensation expense, reduced for estimated forfeitures, for share-based compensation awards granted prior to but not yet vested as of April 1, 2006, based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). These compensation costs are recognized in accordance with Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, on a straight-line basis over the service period for each separately vesting portion of the award (multiple-option approach).

Share-based compensation expense for the first nine months of fiscal 2007 also includes compensation expense, reduced for estimated forfeitures, for awards granted after April 1, 2006 based on the grant-date fair value estimated using the Black-Scholes-Merton option-pricing valuation model. These compensation costs are recognized on a straight-line basis over the service period of the award, which is generally the option vesting term of four years (single-option approach).

Prior to adopting SFAS 123R, tax benefits resulting from the exercise of stock options were presented as operating cash flows in the consolidated statement of cash flows. SFAS 123R requires cash flows resulting from excess tax benefits to be classified as cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to share-based compensation costs for such options.

The adoption of SFAS 123R had a material impact on earnings per share and the condensed consolidated financial statements for the three and nine months ended December 31, 2006, and is expected to continue to materially impact the Company’s financial statements in the foreseeable future. See Note 4 to the condensed consolidated financial statements for further discussion of share-based compensation.

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted average outstanding shares. Diluted net income per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of employee stock options and convertible debt.

The dilutive effect of in-the-money stock options is calculated based on the average share price for each fiscal period using the treasury stock method, which assumes that the amount used to repurchase shares includes the amount the employee must pay for exercising stock options, the amount of compensation cost not yet recognized for future service, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible. The dilutive effect of convertible debt is based upon conversion, computed using the if-converted method.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal year 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is evaluating the financial statement and disclosure impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements where the FASB has previously concluded that fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 requires companies to recognize the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the fiscal year end, with limited exceptions, for fiscal years ending after December 15, 2008. The Company is evaluating the financial statement and disclosure impact of adopting SFAS 158.

Note 3 — Net Income per Share

The computations of basic and diluted net income per share for the Company were as follows (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Net income - basic	$94,304	$71,348	$173,655	$129,982
Interest expense on convertible debt, net of income taxes	—	125	—	1,520

Net income - diluted	$94,304	$71,473	$173,655	$131,502

Weighted average shares - basic	182,652	185,794	182,601	180,533
Effect of potentially dilutive stock options and stock purchase plan	8,493	11,791	8,054	11,488
Effect of potentially dilutive convertible debt	—	2,795	—	8,059

Weighted average shares - diluted	191,145	200,380	190,655	200,080

Net income per share - basic	$.52	$.38	$.95	$.72
Net income per share - diluted	$.49	$.36	$.91	$.66

Share equivalents attributable to outstanding stock options of 1,541,090 and 2,300,290 for the three months ended December 31, 2006 and 2005, and 4,629,611 and 1,601,088 for the nine months ended December 31, 2006 and 2005, were excluded from the calculation of diluted net income per share because the exercise prices of these options were greater than the average market price of the Company’s shares, and therefore their inclusion would have been anti-dilutive.

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted by the Company are treated as potential shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. During the three and nine months ended December 31, 2006, the number of in-the-money employee stock options treated as potential shares in computing diluted earnings per share was approximately 19,289,531 shares or 10.6% and 17,463,487 shares or 9.6% of the basic weighted average shares outstanding based on the Company’s average share price of $26.50 and $22.18.

The following table illustrates the dilution effect of stock options granted and exercised:

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2005	2006	2005
Shares outstanding	182,651,560	185,793,742	182,600,536	180,533,346

Stock options granted	1,889,200	285,500	2,494,700	3,223,470
Stock options canceled, forfeited, or expired	(183,524)	(479,924)	(556,642)	(1,105,720)

Net options granted	1,705,676	(194,424)	1,938,058	2,117,750

Grant dilution (1)	0.9%	(0.1)%	1.1%	1.2%

Stock options exercised	1,672,155	1,692,252	3,625,432	5,035,726

Exercise dilution (2)	0.9%	0.9%	2.0%	2.8%

(1)	The percentage of grant dilution is computed based on net options granted as a percentage of shares outstanding.
(2)	The percentage of exercise dilution is computed based on options exercised as a percentage of shares outstanding.

Note 4 — Share-Based Compensation

Plan Descriptions

As of December 31, 2006, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), the 1996 Employee Share Purchase Plan (U.S.), and the 2006 Stock Incentive Plan, which replaces the 1996 Stock Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

Effective June 15, 2006, Logitech’s Board of Directors approved the splitting of the Company’s Employee Share Purchase Plan into two separate plans, one for employees in the United States and one for employees outside the United States. As a result, the Board adopted the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and renamed the 1996 Employee Share Purchase Plan as the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”). Under both plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. A total of 12,000,000 shares have been reserved for issuance under both the 1996 and 2006 ESPP plans. As of December 31, 2006, a total of 1,936,494 shares were available for issuance under these plans.

On June 16, 2006, Logitech’s shareholders approved adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) with an expiration date of June 16, 2016. The Plan replaces the 1996 Stock Plan (“1996 Plan”). The 2006 Plan provides for the grant to eligible employees and non-employee directors of stock options, stock appreciation rights, restricted stock and restricted stock units, which are bookkeeping entries reflecting the equivalent of shares. Stock options granted under the 2006 Plan generally will have terms not exceeding ten years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. An aggregate of 14,000,000 shares was reserved for issuance under the 2006 Plan. As of December 31, 2006, a total of 12,063,400 shares were available for issuance under this plan.

Under the 1996 Stock Plan, the Company granted options for shares. Options issued under the 1996 Plan generally vest over four years and remain outstanding for periods not to exceed ten years. Options were granted at exercise prices of at least 100% of the fair market value of the shares on the date of grant. The Company made no grants of restricted shares, stock appreciation rights or stock units under the 1996 Plan. No further awards will be granted under the 1996 Plan.

Under the 1988 Stock Option Plan, options to purchase shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered this plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

Impact of SFAS 123R Adoption

Effective April 1, 2006, the Company adopted SFAS 123R using the modified prospective method, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors, including stock options and share purchases under the 2006 ESPP and 1996 ESPP. The following table summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three and nine months ended December 31, 2006 (in thousands). In accordance with APB 25 and related previous accounting standards, no share-based compensation expense was recognized for the three and nine months ended December 31, 2005.

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Cost of goods sold	$628	$—	$2,077	$—

Share-based compensation expense included in gross profit	628	—	2,077	—

Operating expenses:
Marketing and selling	1,633	—	5,394	—
Research and development	721	—	2,327	—
General and administrative	1,660	—	5,196	—

Share-based compensation expense included in operating expenses	4,014	—	12,917	—
Total share-based compensation expense related to employee stock options and employee stock purchases	4,642	—	14,994	—
Tax benefit	279	—	2,310	—

Share-based compensation expense related to employee stock options and employee stock purchases, net of tax	$4,363	$—	$12,684	$—

As a result of adopting SFAS 123R, basic earnings per share for the three and nine months ended December 31, 2006 was $0.02 and $0.07 per share lower and diluted earnings per share for the three and nine months ended December 31, 2006 was $0.02 and $0.06 per share lower.

During the three and nine months ended December 31, 2006, no share-based compensation cost was capitalized. As of December 31, 2006, total compensation cost related to non-vested stock options not yet recognized was $33.1 million, which is expected to be recognized over the next 38 months on a weighted-average basis.

Pro Forma Information

Prior to the adoption of SFAS 123R, the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosures.” No employee share-based compensation expense was reflected in the results of operations for the three and nine months ended December 31, 2005 for employee stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. The employee stock purchases were deemed non-compensatory under the provisions of APB 25.

If the Company had used SFAS 123 to account for share-based compensation expense for the three and nine months ended December 31, 2005, net income and net income per share would have been as follows (in thousands except per-share amounts):

	Three months ended	Nine months ended
	December 31,	December 31,
	2005	2005
Net income:
As reported	$71,348	$129,982
Total share-based compensation expense using fair value method	(5,172)	(14,836)
Tax benefit	1,291	3,678

Pro forma net income	$67,467	$118,824

Basic net income per share:
As reported	$.38	$.72
Pro forma	$.36	$.66
Diluted net income per share:
As reported	$.36	$.66
Pro forma	$.34	$.60

Option Valuation

The fair value of employee stock options granted and shares purchased under the Company’s employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values:

	Three months ended December 31,				Nine months ended December 31,
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
	2006	2005	2006	2005	2006	2005	2006	2005
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	4.0 years	3.6 years	6 months	6 months	3.9 years	3.7 years
Expected volatility	34%	24%	39%	44%	32%	24%	40%	47%
Risk-free interest rate	5.27%	3.73%	4.68%	4.35%	4.94%	3.25%	4.75%	4.12%
Expected forfeitures	0%	0%	8%	0%	0%	0%	8%	0%
Weighted average grant-date fair value of options granted	$5.04	$4.37	$8.14	$7.60	$5.03	$3.85	$8.06	$7.48

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. The Company has not paid dividends since 1996.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily prices over the term of past options or purchase offerings. The Company considers historical share price volatility as most representative of future stock option volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to April 1, 2006, forfeitures were recognized as they occurred.

Option Activity

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Three months ended December 31,		Nine months ended December 31,
	2006		2006
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of period	19,887,049	$11	21,607,944	$10
Granted	1,889,200	$22	2,494,700	$22
Exercised	(1,672,155)	$8	(3,625,432)	$7
Cancelled, forfeited or expired	(183,524)	$13	(556,642)	$12

Outstanding, end of period	19,920,570	$12	19,920,570	$12

Exercisable, end of period	11,126,018	$9	11,126,018	$9

The total pretax intrinsic value of options exercised during the three and nine months ended December 31, 2006 was $30.4 million and $53.7 million. The tax benefit realized for the tax deduction from options exercised during the three and nine months ended December 31, 2006 was $7.4 million and $13.5 million.

The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2006 (exercise prices and contractual lives are weighted averages, and aggregate intrinsic values are in thousands):

	Options Outstanding				Options Exercisable
Range of Exercise Price	Number	Exercise Price	Contractual Life (years)	Aggregate Intrinsic Value	Number	Exercise Price	Contractual Life (years)	Aggregate Intrinsic Value
$ 1.00 - $ 7.49	4,072,052	$5	4.3	$95,396	3,864,252	$5	4.2	$90,868
$ 7.50 - $ 8.99	5,045,554	$8	5.8	103,116	3,685,324	$8	5.5	75,109
$ 9.00 - $11.99	4,210,856	$11	6.7	73,397	2,427,992	$11	6.2	42,629
$12.00 - $20.49	4,033,734	$18	8.4	44,363	1,046,842	$16	7.8	12,921
$20.50 - $29.99	2,558,374	$22	9.5	17,183	101,608	$22	8.7	729

$ 1.00 - $29.99	19,920,570	$12	6.7	$333,455	11,126,018	$9	5.4	$222,256

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on options with an exercise price less than the Company’s closing price of $28.60 as of December 31, 2006, which would have been received by the option holders had those option holders exercised their options as of that date. The total number of in-the-money options exercisable as of December 31, 2006 was 11,126,018. Of the total 19,920,570 options outstanding, 11,126,018 are fully vested and 8,794,552 are unvested, of which 7,035,123 are expected to vest, based on an estimated forfeiture rate of 8%.

Note 5 — Acquisitions

In October 2006, the Company acquired Slim Devices, Inc. (“Slim Devices”), a privately held company specializing in network-based audio systems for digital music, based in Mountain View, California. The acquisition is part of the Company’s strategy to expand its presence in the digital music and home-entertainment control environment.

Total consideration paid was $20.6 million, which includes $0.6 million in transaction costs. Under the terms of the purchase agreement, the Company acquired all of the outstanding shares of Slim Devices for $20.0 million in cash, plus a possible performance-based payment, payable in the first calendar quarter of 2010. The performance-based payment is based on net revenues from the sale of products and services in calendar year 2009 derived from Slim Devices’ technology. The maximum performance-based payment is $89.5 million, and no payment is due if the applicable net revenues total $40 million or less. The total performance-based payment amount, if any, will be recorded in goodwill and will not be known until the end of calendar year 2009.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by Company management based on information available at the date of acquisition. The Company obtained an independent appraisal to assist management in its determination of the fair values of the acquired identifiable intangible assets. The results of operations of the acquired company were included in Logitech’s consolidated statement of income from the acquisition date forward, and were not material to the Company’s reported results. Pro forma results of operations are not presented, as the results of operations of Slim Devices at the time of acquisition were not material to the Company’s consolidated financial statements for any period presented.

The total consideration, including transaction costs, was allocated to the fair values of assets acquired and liabilities assumed as follows (in thousands):

Amount
Tangible assets acquired	$1,749
Intangible assets acquired
Technology	10,000
Trademark/ trade name	3,100
Customer relationships and other	520
Goodwill	10,715

24,335
Liabilities assumed	(473)
Deferred tax liability related to intangible assets acquired	(4,998)

Total Consideration	$20,613

The technology relates to proprietary hardware and software developed by Slim Devices including the Squeezebox, the Transporter, the SlimServer software and the SqueezeNetwork. The SqueezeNetwork delivers content to devices such as the Squeezebox and Transporter directly from the Internet, without requiring a PC.

Trademark/trade name relates to the Slim Devices product brand names. The intangible assets acquired are amortized on a straight-line basis over their estimated useful lives, ranging from one month to 7 years. The technology associated with the acquisition includes $1.0 million of in-process research and development, which had not reached technological feasibility at the time of the acquisition and had no further alternative uses, and was expensed immediately to research and development expense upon consummation of the acquisition. The goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes.

Note 6 — Balance Sheet Components

The following provides supplementary balance sheet information (in thousands):

	December 31, 2006	March 31, 2006
Accounts receivable:
Accounts receivable	$526,136	$356,883
Allowance for doubtful accounts	(3,282)	(2,988)
Allowance for returns	(19,078)	(11,653)
Allowances for customer programs	(87,581)	(52,393)

	$416,195	$289,849

Inventories:
Raw materials	$48,094	$34,607
Work-in-process	46	184
Finished goods	186,804	162,073

	$234,944	$196,864

Other current assets:
Tax and VAT refund receivables	$20,483	$11,565
Deferred taxes	24,878	8,517
Prepaid expenses and other	13,663	14,397

	$59,024	$34,479

Property, plant and equipment:
Plant and buildings	$31,467	$32,181
Equipment	98,198	80,379
Computer equipment and software	71,359	60,848

	201,024	173,408
Less: accumulated depreciation	(128,359)	(116,915)

	72,665	56,493
Construction-in-progress	9,723	15,288
Land	3,047	3,029

	$85,435	$74,810

Other assets:
Deferred taxes	$17,953	$21,560
Cash surrender value of life insurance contracts	10,442	9,421
Deposits and other	1,950	2,082

	$30,345	$33,063

Note 7 — Short-term Investments

During the second quarter of fiscal year 2007, the Company invested in U.S. Government Guaranteed Student Loan Issues, which are auction rate securities collateralized by student loans and guaranteed by the United States Department of Education. Although the student loans securitizing the auction rate securities have maturity dates greater than 15 years, these investments are considered highly liquid and typically reset every 28 days. These securities are classified as available-for-sale as of December 31, 2006 and are reported at fair value. For the three and nine months ended December 31, 2006, unrealized losses on short-term investments were not material.

Note 8 — Investments

In July 2003, the Company made a $15.1 million cash investment in the Anoto Group AB (“Anoto”), a publicly traded Swedish technology company from which Logitech licenses its digital pen technology. The investment represented approximately 9.5% of Anoto’s outstanding shares as of March 31, 2006. During the first quarter of 2007, the Company sold 42% of its Anoto stock and recognized a gain of $6.6 million, which was included in other income, net for the nine months ended December 31, 2006. The Company accounts for the investment as available-for-sale securities and reported its fair value of $11.1 million based on quoted market prices on the balance sheet as of December 31, 2006. The Company’s remaining interest represents approximately 5.4% of Anoto’s outstanding shares.

Note 9 — Goodwill and Other Intangible Assets

The following table summarizes the activity in the Company’s goodwill account during the nine months ended December 31, 2006 (in thousands):

Balance as of March 31, 2006	$135,396
Additions	10,790

Balance as of December 31, 2006	$146,186

The acquisition of Slim Devices increased goodwill by $10.7 million. The remainder of the increase related to foreign currency translation adjustments. The Company intends to fully integrate Slim Devices’ business into its existing operations, and discrete financial information for Slim Devices will not be maintained. Accordingly, the acquired goodwill will be evaluated for impairment at the total enterprise level. The Company performs its annual goodwill impairment test during its fiscal fourth quarter.

The Company’s other intangible assets subject to amortization were as follows (in thousands):

	December 31, 2006			March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$19,997	$(14,503)	$5,494	$16,897	$(13,497)	$3,400
Technology	34,423	(20,181)	14,242	25,423	(18,028)	7,395
Customer contracts	2,120	(1,346)	774	600	(220)	380

	$56,540	$(36,030)	$20,510	$42,920	$(31,745)	$11,175

For the three months ended December 31, 2006 and 2005, amortization expense for other intangible assets was $1.4 million and $1.2 million. For the nine months ended December 31, 2006 and 2005, amortization expense for other intangible assets was $3.3 million and $3.5 million. The Company expects that amortization expense for the three-month period ending March 31, 2007 will be $1.7 million, and annual amortization expense for fiscal years 2008, 2009, 2010 and 2011 will be $5.0 million, $4.0 million, $3.0 million and $2.9 million; and $3.9 million in total thereafter.

Note 10 — Financing Arrangements

The Company had several uncommitted, unsecured bank lines of credit aggregating $151.3 million at December 31, 2006. There are no financial covenants under these lines of credit with which the Company must comply. The Company had letters of credit and guarantees of $2.3 million and zero at December 31, 2006 and March 31, 2006, which reduce the amounts available under the lines of credit. Borrowings outstanding were $12.2 million and $14.1 million at December 31, 2006 and March 31, 2006. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.5% at December 31, 2006 and 1.3% at March 31, 2006 and were due on demand.

Note 11 — Shareholders’ Equity

Exchange of Nasdaq-Listed American Depositary Shares

In September 2006, the Company announced its intent to exchange its Nasdaq-listed ADSs for Logitech shares and continue its Nasdaq listing with shares in lieu of ADSs, so that the same Logitech shares trade on the Nasdaq Global Select Market as well as on the SWX Swiss Exchange. The exchange took effect on October 23, 2006. On the effective date, the Logitech ADS program was terminated and one ADS was exchanged on a mandatory basis for one share. Since the exchange of the Nasdaq-listed ADSs for Logitech shares was a one-for-one exchange, there was no impact on financial statement or per share amounts.

Stock Split

In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares, which took effect on July 14, 2006. In June 2005, the Company’s shareholders also approved a two-for-one split of Logitech’s shares, which took effect on June 30, 2005. All references to share and per-share data for all periods presented herein have been adjusted to give effect to these stock splits.

Share Repurchases

In May 2006, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares. During the quarter ended December 31, 2006, the Company began the new share buyback program and repurchased 845,700 shares for $24.0 million.

Pursuant to a buyback program announced in June 2005 authorizing the repurchase of up to CHF 300 million of the Company’s shares (approximately $235 million based on exchange rates on the date of announcement), the Company repurchased 2,883,900 shares for $61.5 million in open market transactions during the nine months ended December 31, 2006. During the nine months ended December 31, 2005, the Company repurchased 450,000 shares for $10.3 million in open market transactions. Under this program, which was completed in the quarter ended December 31, 2006, the Company repurchased a total of approximately 11,285,000 shares for $236.1 million.

For the 2006 and 2005 share buyback programs combined, the Company repurchased 1,319,600 shares for $36.3 million during the three months ended December 31, 2006 and 3,729,600 shares for $85.5 million during the nine months ended December 31, 2006.

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250 million (approximately $200 million based on exchange rates on the date of announcement), the Company repurchased 3,874,000 shares for approximately $66.8 million during the nine months ended December 31, 2005. The Company completed this program in fiscal year 2006 and repurchased a total of approximately 15,000,000 shares for $201.3 million under this program.

For the 2005 and 2004 share buyback programs combined, the Company repurchased approximately 1,122,000 shares for $24.1 million during the three months ended December 31, 2005 and 4,324,000 shares for $77.1 million during the nine months ended December 31, 2005.

Note 12 — Comprehensive Income

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three and nine months ended December 31, 2006 and 2005 was as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Net income	$94,304	$71,348	$173,655	$129,982
Other comprehensive income (loss):
Cumulative translation adjustment	6,188	(6,197)	10,968	(7,497)
Unrealized loss on investment, net of tax	(838)	—	(11,118)	—
Reclassification adjustment for realized (gains) losses on investment included in net income	67	—	(6,530)	—
Deferred realized hedging gains (losses)	(1,594)	(893)	(635)	146

Comprehensive income	$98,127	$64,258	$166,340	$122,631

The components of accumulated other comprehensive loss were as follows (in thousands):

	December 31, 2006	March 31, 2006
Cumulative translation adjustment	$(37,256)	$(48,224)
Unrealized gain on investments, net of tax	8,493	19,611
Reclassification adjustment for net realized gains on investment included in net income	(6,530)	—
Deferred realized hedging gains (losses)	(233)	402

	$(35,526)	$(28,211)

Note 13 — Derivative Financial Instruments – Foreign Exchange Hedging

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three and nine months ended December 31, 2006 and 2005. The notional amounts of foreign exchange forward contracts outstanding at December 31, 2006 and 2005 were $92.2 million and $36.4 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses totaled $0.3 million at December 31, 2006 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net proceeds reclassified to cost of goods sold during the three and nine months ended December 31, 2006 were a gain of $0.6 million and a loss of $0.1 million. Realized net gains reclassified to cost of goods sold during the three and nine months ended December 31, 2005 were $1.0 million and $2.1 million.

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. The gains or losses on the foreign exchange forward contracts offset the transaction losses or gains on the foreign currency receivables or payables recognized in earnings. The foreign exchange forward contracts are entered into on a monthly basis and generally mature within one to three months. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. The notional amounts of foreign exchange forward contracts outstanding at December 31, 2006 and 2005 were $7.5 million and $4.7 million. The notional amounts of foreign exchange swap contracts outstanding at December 31, 2006 were $9.0 million. There were no foreign exchange swap contracts outstanding at December 31, 2005. Unrealized net gains on the contracts were immaterial at December 31, 2006.

Note 14 — Commitments and Contingencies

At December 31, 2006, fixed purchase commitments for capital expenditures amounted to $10.8 million, and primarily related to commitments for manufacturing equipment and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At December 31, 2006, fixed purchase commitments for inventory amounted to $133.2 million, which are expected to be fulfilled within the fiscal quarter ending March 31, 2007. The Company also had other commitments totaling $14.2 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At December 31, 2006, the amount of these outstanding guaranteed purchase obligations was approximately $6.0 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at December 31, 2006. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. Based on the net sales trend of remote controls for the three quarters ended December 2006, the Company estimates it will be obligated to make a deferred payment of at least $20 to $25 million. The total deferred payment amount could be higher, and will not be known until the end of the revenue measurement period. The deferred payment will be recorded as an adjustment to goodwill.

All of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which came into effect in August 2004 and requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered products. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2007 or beyond. In those countries where legislation is not in effect, the Company has concluded that the costs of managing and recycling historical and future waste equipment are not reasonably estimable, and no liability has been recognized. In those countries which have enacted legislation, the Company has provided for the costs of managing and recycling historical and future waste equipment. These costs, which are not material, are based on the Company’s estimated market share of the total cost, which depends on a number of factors, including administration and treatment costs as well as the commercial cost of recycling.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurances that its defenses will be successful, or that any judgment or settlement in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 15 — Geographic Information

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets, investments and other non-current assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Europe	$345,631	$295,966	$763,259	$649,040
North America	230,968	201,328	549,809	460,573
Asia Pacific	81,913	76,562	240,767	221,046

Total net sales	$658,512	$573,856	$1,553,835	$1,330,659

No single country other than the United States and Germany represented more than 10% of the Company’s total consolidated net sales for the three months ended December 31, 2006 and 2005. No single country other than the United States represented more than 10% of the Company’s net sales for the nine months ended December 31, 2006 and 2005. Two customers represented 15% and 10% of net sales in both the three and nine months ended December 31, 2006.

Net sales by product family were as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Retail - Cordless	$162,549	$148,336	$385,775	$333,706
Retail - Corded	95,061	86,821	246,858	233,126
Retail - Video	95,692	82,401	258,958	192,238
Retail - Audio	149,487	117,602	306,740	247,000
Retail - Gaming	57,791	56,552	106,957	108,136
Retail - Other	38,562	24,863	81,902	55,439
OEM	59,370	57,281	166,645	161,014

Total net sales	$658,512	$573,856	$1,553,835	$1,330,659

Long-lived assets by geographic region were as follows (in thousands):

	December 31,	March 31,
	2006	2006
Europe	$26,226	$46,557
North America	52,260	57,340
Asia Pacific	48,425	40,390

Total long-lived assets	$126,911	$144,287

Long-lived assets in the United States, China and Switzerland each represents more than 10% of the Company’s total consolidated long-lived assets at December 31, 2006 and 2005.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. For notebook and desktop PCs, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers and other accessories. In addition, Logitech offers wireless music solutions for the home and advanced remote controls for home entertainment systems. The Company generates revenues from sales of its products to a worldwide network of retail distributors and resellers and to original equipment manufacturers (OEMs). The Company’s sales to its retail channels comprise the large majority of its revenues.

The Company’s markets are extremely competitive. Some of our competitors are well established with substantial resources, others are less established and compete at lower price points. These markets are characterized by aggressive promotional and pricing practices, short product life cycles, rapidly changing technology and evolving customer demands. In order to remain competitive, continued investment in product research and development is critical to driving innovation with new and improved products and technologies. Logitech is committed to meeting customer needs for personal peripheral devices and believes innovation and product quality are important elements to gaining market acceptance and strengthening market leadership.

Over the last several years, Logitech has expanded and improved its supply chain operations, invested in product development and marketing, delivered innovative new products and pursued new market opportunities beyond the PC platform. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories, such as home entertainment and wireless music systems for the home.

For the three months ended December 31, 2006, net sales increased 15% to $658.5 million compared with the three months ended December 31, 2005. For the nine months ended December 31, 2006, net sales increased 17% to $1.6 billion compared with the nine months ended December 31, 2005. Retail sales for the quarter increased across all regions and across all product lines, reflecting the strength of our new products. Key growth categories included cordless, audio, video and remote controls, driven by the innovative MX™ Revolution and VX Revolution™ cordless laser mice, Logitech’s popular PC and iPod® speakers, and the unique line of advanced Harmony remote controls.

Net income for the three months ended December 31, 2006 increased 32% to $94.3 million compared with $71.3 million for the same period one year ago. Net income for the nine months ended December 31, 2006 increased 34% to $173.7 million compared with the same period one year ago. Net income for the nine months ended December 31, 2006 included a gain of $6.6 million on the sale of a portion of the Company’s investment in Anoto Group AB (“Anoto”), as well as share-based compensation expense of $12.7 million, net of tax benefit, relating to Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) which the Company adopted effective April 1, 2006.

In the last quarter of fiscal year 2007, the Company plans to maintain the sales and profitability established in the first nine months of the fiscal year. Investments in marketing are planned to address competitive pressures across selected product categories. Logitech also continues to invest in business applications and information technology upgrades to enhance its operational and financial processes, and in product development and management in order to create a product portfolio targeted at current and future consumer trends.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results. Management has discussed the development, selection and disclosure of critical accounting estimates with the Audit Committee of the Board of Directors.

During the first quarter of fiscal 2007, Logitech adopted SFAS 123R. Notes 2 and 4 of the condensed consolidated financial statements describe SFAS 123R and related pronouncements and the effects on our results of operations and financial position arising from its adoption. As described below, management believes the accounting for share-based compensation expense under SFAS 123R is a critical accounting estimate.

There have been no other significant changes during the nine months ended December 31, 2006 to the nature of the other critical accounting estimates disclosed in the Operating and Financial Review and Prospects in Logitech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006.

Share-Based Compensation Expense

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method. Therefore, results for periods prior to April 1, 2006 have not been restated to include share-based compensation expense calculated in accordance with SFAS 123R. The Company recognized share-based compensation expense in those periods in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors, including stock options and share purchases.

The Company estimates the fair values of share-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing valuation model. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. The Company’s employee stock options have certain characteristics that are significantly different from traded options. Therefore, although the fair value of employee stock options is determined in accordance with SFAS 123R using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The determination of fair value using an option-pricing model is affected by the Company’s share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include the Company’s dividend yield, expected option life, expected share price volatility over the term of the awards, risk-free interest rate, and actual and projected employee stock option exercise behaviors. Changes in the subjective assumptions can materially affect the estimated value.

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. The Company has not paid dividends since 1996.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price is based on historical volatility using daily prices over the term of past option or purchase offerings. The Company considers historical share price volatility as most representative of future stock option volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to April 1, 2006, forfeitures were recognized as they occurred.

Changes in future periods affecting the assumptions used to estimate the fair values of share-based payment awards could cause compensation expense to differ significantly from the amounts disclosed in past periods or the amounts recorded in the current period.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority and provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal year 2008. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is evaluating the financial statement and disclosure impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements where the FASB has previously concluded that fair value is the relevant measurement attribute. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 requires companies to recognize the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur. These requirements are effective as of the end of the fiscal year ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the fiscal year end, with limited exceptions, for fiscal years ending after December 15, 2008. The Company is evaluating the financial statement and disclosure impact of adopting SFAS 158.

Results of Operations

Three Months Ended December 31, 2006 Compared with Three Months Ended December 31, 2005

Net Sales

Net sales by channel and product family for the three months ended December 31, 2006 and 2005 were as follows (in thousands):

	Three months ended December 31,
	2006	2005	Change %
Net sales by channel:
Retail	$599,142	$516,575	16%
OEM	59,370	57,281	4%

Total net sales	$658,512	$573,856	15%

Net sales by product family:
Retail - Cordless	$162,549	$148,336	10%
Retail - Corded	95,061	86,821	9%
Retail - Video	95,692	82,401	16%
Retail - Audio	149,487	117,602	27%
Retail - Gaming	57,791	56,552	2%
Retail - Other	38,562	24,863	55%
OEM	59,370	57,281	4%

Total net sales	$658,512	$573,856	15%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams; audio includes speakers and headset products for the PC, the home, and mobile entertainment platforms; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s advanced remote controls and wireless music systems.

Retail sales growth for the quarter was attributable to strong demand for Logitech’s audio, cordless, advanced remote control and video products. OEM sales were higher as a result of strong sales of embedded webcams for notebooks, offset by lower sales in other product categories. Approximately 55% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended December 31, 2006. Net sales growth benefited from the strengthening of the Euro in the quarter ended December 31, 2006; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Cordless. Sales of the Company’s retail cordless products increased 10% and units increased 9% for the three months ended December 31, 2006 compared with the same quarter in the prior fiscal year. Sales of cordless mice increased 19%, with unit growth of 10%, reflecting the continuing success of the MX™ Revolution cordless laser mouse and the VX Revolution™ cordless laser mouse for notebooks, as well as other cordless notebook mice.

Retail Corded. Sales of corded products increased 9% in the third quarter of fiscal year 2007 compared with the prior fiscal year, and units sold increased 14%. The growth was driven by corded mice sales, which increased 6% in dollars and 14% in units, and by corded keyboards, where sales increased 19% in dollars and 16% in units.

Retail Video. Retail video sales continued its upward trend, with sales increasing 16% and units increasing 11% compared with the prior fiscal year. Sales increased primarily at the high-end and value price points, with webcams for notebooks increasing more than 28%.

Retail Audio. Retail audio continued its strong growth trend, with sales increasing 27% and units increasing 14% in the third quarter of fiscal year 2007. Speakers were the most significant contributors in the audio category, with sales increasing 42% and units increasing 37%, led by the mm50 Portable Speakers for iPod®, the X-230 PC speakers and the new Z10 Interactive 2.0 Speaker System. Sales of PC headsets were also strong, increasing 27% in dollars and 19% in units, driven by the expanding usage of voice-over-internet-protocol communication and applications such as Skype.

Retail Gaming. Sales of retail gaming peripherals increased for the first time in the last five fiscal quarters. Sales increased 2% in the third quarter of fiscal year 2007, although units declined 18%. Sales of PC gaming peripherals were strong, increasing 82% in dollars and 31% in units, led by the G15 and G11 Gaming Keyboards. This positive performance was nearly offset by the continuing decline in sales of console gaming products, which decreased 46% with units decreasing 47%. Console gaming sales continue to be impacted by the slow transition to PlayStation® 3.

Retail Other. Sales in this category increased 55% in the third quarter of fiscal year 2007, driven by the continued success of Harmony remotes, which grew 42% compared with the same quarter in the prior fiscal year. Retail Other in the third quarter of fiscal year 2007 also includes sales from Slim Devices, Inc. (“Slim Devices”), which Logitech acquired in October 2006, and from 3Dconnexion, which makes 3D control devices.

Retail Regional Performance. The Company’s Europe and Americas regions achieved double-digit retail sales growth of 19% and 14% compared with the same quarter in the prior fiscal year, led by solid contributions from the audio, cordless mice and Harmony remote control product lines. The increase in retail sales in Europe also benefited from a strengthening of the Euro. Retail sales in Asia Pacific increased 2%. The increase was dampened by an organizational transition in Japan, which is expected to affect sales in Japan for several future fiscal quarters.

OEM. Sales of OEM products increased 4% and units decreased 3% in the third quarter of fiscal year 2007 compared with the same quarter in the prior fiscal year. OEM sales of embedded webcams for notebooks were strong for the fourth consecutive quarter, but were nearly offset by an 8% decline in sales of mice, reflecting an ongoing product transition at a major customer.

Gross Profit

Gross profit for the three months ended December 31, 2006 and 2005 was as follows (in thousands):

	Three months ended December 31,
	2006	2005	Change
Net sales	$658,512	$573,856	15%
Cost of goods sold	419,855	388,349	8%

Gross profit	$238,657	$185,507	29%

Gross margin	36.2%	32.3%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit resulted from sales volume increases, combined with gross margin improvements on newly launched products and continuing cost containment efforts. Gross margins improved in all product lines, particularly in cordless, corded, video and audio, reflecting the positive impact of newly launched products. In addition, distribution costs declined as a percentage of net sales. Cost of goods sold for the three months ended December 31, 2006 also included $0.6 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended December 31, 2005.

Operating Expenses

Operating expenses for the three months ended December 31, 2006 and 2005 were as follows (in thousands):

	Three months ended December 31,
	2006	2005	Change
Marketing and selling	$84,146	$66,067	27%
% of net sales	13%	12%
Research and development	28,778	22,380	29%
% of net sales	4%	4%
General and administrative	26,137	16,387	59%
% of net sales	4%	3%

Total operating expenses	$139,061	$104,834	33%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in the quarter compared with the prior year reflects continued investment in marketing infrastructure and increased demand generation activities. Marketing expenses increased 37% compared with the prior year. Marketing and selling personnel costs in the three months ended December 31, 2006 increased 29%, including $1.6 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended December 31, 2005. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects continued product development innovations, particularly in the audio, video and remote control product lines. Additional headcount and infrastructure were the largest contributors to the cost increases during the three months ended December 31, 2006. The quarter also included $1.0 million of in-process research and development expensed in the acquisition of Slim Devices and $0.7 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended December 31, 2005. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of personnel additions and consulting costs. Consulting costs related to Sarbanes-Oxley documentation and internal control reviews, and the support of system-wide software upgrades. Additional personnel were added in the finance and information services areas. Personnel costs in the three months ended December 31, 2006 increased 45%, including $1.7 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended December 31, 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the three months ended December 31, 2006 and 2005 were as follows (in thousands):

	Three months ended December 31,
	2006	2005	Change
Interest income	$2,176	$1,371	59%
Interest expense	(131)	(189)	31%

Interest income, net	$2,045	$1,182	73%

Interest income was higher for the third quarter of fiscal year 2007 due to higher returns earned on larger invested amounts. The decrease in interest expense resulted primarily from the conversion in November 2005 of all outstanding convertible bonds.

Other Income, Net

Other income, net for the three months ended December 31, 2006 and 2005 was as follows (in thousands):

	Three months ended December 31,
	2006	2005	Change
Foreign currency exchange gains, net	$2,074	$1,125	84%
Other, net	519	(17)	3153%

Other income, net	$2,593	$1,108	134%

The increase in net foreign currency exchange gains for the three months ended December 31, 2006 resulted from favorable fluctuations in exchange rates, primarily relating to the Euro. The Company does not speculate in currency positions, but is alert to opportunities to maximize its foreign exchange gains.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended December 31, 2006 and 2005 were as follows (dollars in thousands):

	Three months ended December 31,
	2006	2005
Provision for income taxes	$9,930	$11,615
Effective income tax rate	10%	14%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. The Company’s effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets.

The provision for income taxes for the three months ended December 31, 2006 included $0.3 million of tax benefits related to share-based compensation expense resulting from the adoption of SFAS 123R. No tax benefit related to share-based compensation expense was recognized for the three months ended December 31, 2005.

The reduction in the Company’s effective income tax rate to 10% in the third quarter of fiscal year 2007 from 14% in fiscal year 2006 was primarily due to changes in the Company’s geographic mix of income, the effect of implementation of SFAS 123R and tax benefits recognized from discrete events, including the reinstatement of the research and development tax credit in the United States.

Results of Operations

Nine Months Ended December 31, 2006 Compared with Nine Months Ended December 31, 2005

Net Sales

Net sales by channel and product family for the nine months ended December 31, 2006 and 2005 were as follows (in thousands):

	Nine months ended December 31,
	2006	2005	Change %
Net sales by channel:
Retail	$1,387,190	$1,169,645	19%
OEM	166,645	161,014	3%

Total net sales	$1,553,835	$1,330,659	17%

Net sales by product family:
Retail - Cordless	$385,775	$333,706	16%
Retail - Corded	246,858	233,126	6%
Retail - Video	258,958	192,238	35%
Retail - Audio	306,740	247,000	24%
Retail - Gaming	106,957	108,136	(1)%
Retail - Other	81,902	55,439	48%
OEM	166,645	161,014	3%

Total net sales	$1,553,835	$1,330,659	17%

The Company’s net sales increased for the nine months ended December 31, 2006 compared with the same period in the prior fiscal year, primarily reflecting increased demand for the Company’s retail products. Sales were particularly strong in the video, audio, cordless and remote control product lines. OEM sales increased as a result of growth in sales of video products, primarily embedded webcams for notebooks, offset by a decline in sales of mice.

Approximately 53% of the Company’s sales were denominated in currencies other than the U.S. dollar during the nine months ended December 31, 2006. Net sales growth benefited from exchange rate fluctuations, especially the strengthening of the Euro, in the nine months ended December 31, 2006. However, this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Cordless. Sales of the Company’s retail cordless products increased 16% and units also increased 16% in the nine months ended December 31, 2006 compared with the same nine-month period in the prior fiscal year. Sales of cordless mice increased 29% in dollars and 20% in units, based on the success of new launches such as the MX™ Revolution cordless laser mouse, the VX Revolution™ cordless laser mouse for notebooks and the V320 cordless laser optical mouse. Sales of cordless desktops supported the retail cordless growth, with sales increasing 4% and units increasing 11%.

Retail Corded. Sales of corded products in the first nine months of fiscal year 2007 increased 6% and units were 9% higher compared with fiscal year 2006. Corded desktop sales increased 21% and units increased 18%. Corded mice sales were flat and units increased 7%, reflecting the high sales levels of the MX518 gaming-grade optical mouse and the G5 laser mouse in fiscal year 2006.

Retail Video. Retail video sales grew 35% and units grew 31% in the first nine months of fiscal year 2007 compared with the same nine-month period in fiscal year 2006, based on the strength of consumer response to Logitech’s broad range of webcams.

Retail Audio. Retail audio sales and units increased 24% in the nine-month period compared with the same period in the prior fiscal year. Sales of the Company’s speakers grew 43% and units increased 46%, reflecting the popularity of the Company’s digital music speaker products. Sales of PC headsets were also strong, with sales increasing 23% and units increasing 27%.

Retail Gaming. Sales of retail gaming peripherals declined 1% in the nine-month period, with units decreasing 15% compared with the same period in fiscal year 2006. Sales of PC gaming peripherals increased 72%, driven by the G15 Gaming Keyboard, with units increasing 30%. The 45% decline in sales and 41% decline in units of console gaming products offset this strong performance, reflecting the slow transition to PlayStation® 3.

Retail Other. Sales in the other retail category increased 48% in the nine months ended December 31, 2006 compared with the same period in fiscal year 2006, reflecting consistently strong demand for the Company’s Harmony remotes. Retail Other also includes sales from Slim Devices, which Logitech acquired in October 2006, and from 3Dconnexion, which makes 3D control devices.

Retail Regional Performance. The Company’s Americas, Europe and Asia Pacific Regions all achieved double-digit retail sales growth in the first nine months of fiscal year 2007 compared with the same period in fiscal year 2006. Retail sales in the Americas Region grew 20%, driven by strong performance in the video and retail cordless categories, supported by continuing success in the sales of Harmony remotes. Retail sales in Europe grew 19%, led by strong sales of video and audio products, supported by cordless products. Retail sales in Asia Pacific increased 10%, led by strong sales of audio products but constrained by organizational issues in Japan.

OEM. OEM revenues grew 3% in the first nine months of fiscal year 2007 and units decreased 2% compared with the prior fiscal year. Strong sales of embedded webcams for notebooks offset the decrease in sales of mice resulting from a weak desktop PC market and a product transition at a major customer.

Gross Profit

Gross profit for the nine months ended December 31, 2006 and 2005 was as follows (in thousands):

	Nine months ended December 31,
	2006	2005	Change
Net sales	$1,553,835	$1,330,659	17%
Cost of goods sold	1,021,301	905,418	13%

Gross profit	$532,534	$425,241	25%

Gross margin	34.3%	32.0%

The increase in gross profit resulted from the increase in revenues during the nine months of fiscal year 2007 compared with the same period in fiscal year 2006, cost containment efforts and a product mix reflecting products with higher margins launched in the latter part of the period. Cost of goods sold for the nine months ended December 31, 2006 also included $2.1 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the three months ended December 31, 2005.

Operating Expenses

Operating expenses for the nine months ended December 31, 2006 and 2005 were as follows (in thousands):

	Nine months ended December 31,
	2006	2005	Change
Marketing and selling	$205,789	$169,473	21%
% of net sales	13%	13%
Research and development	79,824	64,889	23%
% of net sales	5%	5%
General and administrative	71,357	46,739	53%
% of net sales	5%	4%

Total operating expenses	$356,970	$281,101	27%

Marketing and Selling

Marketing and selling expense for the first nine months of fiscal year 2007 increased 21% compared with the same period in fiscal year 2006, reflecting increased advertising costs related to new product launches, customer marketing development initiatives, and higher personnel costs to support higher retail sales levels. Marketing and selling personnel costs in the nine months ended December 31, 2006 increased 25%, including $5.4 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the nine months ended December 31, 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

The increase in research and development expense reflects continued investments in research and product development efforts, primarily related to audio, video and remote control product lines. Higher personnel costs contributed most significantly to the increase, which also included $2.3 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the nine months ended December 31, 2005. The nine months ended December 31, 2006 also included $1.0 million of in-process research and development expensed in the acquisition of Slim Devices. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material in the nine months ended December 31, 2006.

General and Administrative

General and administrative expense for the first nine months of fiscal year 2007 increased primarily as a result of increased consulting and personnel costs. Additional consulting costs were incurred for Sarbanes-Oxley documentation and related internal control reviews, and for implementing critical system-wide software. Personnel costs increased 49%, primarily due to an increase in headcount. Personnel costs in the nine months ended December 31, 2006 included $5.2 million of share-based compensation expense resulting from the adoption of SFAS 123R. No share-based compensation expense was recognized for the nine months ended December 31, 2005. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the nine months ended December 31, 2006 and 2005 were as follows (in thousands):

	Nine months ended December 31,
	2006	2005	Change
Interest income	$5,764	$4,350	33%
Interest expense	(243)	(1,890)	87%

Interest income, net	$5,521	$2,460	124%

Interest income was higher for the first nine months of fiscal year 2007 due to higher returns earned on larger invested amounts. Interest expense was lower in fiscal year 2007 primarily due to the conversion in November 2005 of all outstanding convertible bonds.

Other Income, Net

Other income, net for the nine months ended December 31, 2006 and 2005 was as follows (in thousands):

	Nine months ended December 31,
	2006	2005	Change
Foreign currency exchange gains, net	$4,982	$4,323	15%
Other, net	7,449	222	3255%

Other income, net	$12,431	$4,545	174%

The increase in other income, net for the nine months ended December 31, 2006 was primarily due to a gain of $6.6 million in the first quarter of fiscal year 2007 on the sale of 42% of the Company’s investment in Anoto Group AB, a publicly traded Swedish technology company.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the nine months ended December 31, 2006 and 2005 were as follows (dollars in thousands):

	Nine months ended December 31,
	2006	2005
Provision for income taxes	$19,861	$21,163
Effective income tax rate	10%	14%

The reduction in the Company’s effective income tax rate to 10% for fiscal year 2007 from 14% in fiscal year 2006 was primarily due to changes in the Company’s geographic mix of income, the effect of implementation of SFAS 123R and tax benefits recognized from discrete events, including the reinstatement of the research and development tax credit in the United States. The effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding years and may vary from quarter to quarter.

The provision for income taxes for the nine months ended December 31, 2006 included $2.3 million of tax benefits related to share-based compensation expense resulting from the adoption of SFAS 123R. No tax benefit related to share-based compensation expense was recognized for the nine months ended December 31, 2005.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At December 31, 2006, net working capital was $551.9 million, compared with $407.9 million at March 31, 2006. The increase in the Company’s working capital from March 31, 2006 was primarily due to higher accounts receivable and inventory balances related to increased sales, partially offset by higher accounts payable and accrued liabilities.

Cash, cash equivalents and short-term investments totaled $368.0 million at December 31, 2006, an increase of $123.0 million from March 31, 2006. Short-term investments totaled $105.0 million at December 31, 2006. Operating activities generated cash of $213.1 million during the nine month period ended December 31, 2006. Proceeds from the sale of the Company’s investment in Anoto provided $12.9 million, and the exercise of stock options provided $29.7 million. During the nine months ended December 31, 2006, the Company used $85.5 million to repurchase shares under the share buyback program, $1.7 million to reduce short-term debt, and $36.6 million for capital expenditures, including investments for information system upgrades and tooling costs.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, from capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash, cash equivalents and short-term investments on hand, and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $151.3 million as of December 31, 2006. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. At December 31, 2006, $136.8 million was available under these facilities. There are no financial covenants under these facilities.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for December 31, 2006 and 2005 (dollars in thousands):

	December 31, 2006	December 31, 2005
Accounts receivable, net	$416,195	$370,048
Inventories	$234,944	$257,577
Working capital	$551,947	$522,562
Days sales in accounts receivable (DSO) (1)	57 days	58 days
Inventory turnover (ITO) (2)	7.1x	6.0x
Net cash provided by operating activities	$213,146	$15,285

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $213.1 million during the nine months ended December 31, 2006 compared with $15.3 million provided during the nine months ended December 31, 2005. The improvement was primarily created by the increase in net income and more effective working capital management.

DSO decreased to 57 days during the third quarter of fiscal year 2007. The proportion of sales generated in the last four weeks of the fiscal quarter was approximately 5% higher than the same quarter in the prior year. However, receivable collections during the quarter were approximately 26% higher than the same quarter in the prior fiscal year which, when combined with higher net sales, reduced DSO. Customer payment terms vary by customer type, by country and by selling season, and generally require customers to pay Logitech for product sales within 30 to 60 days. Closer management of inventory levels resulted in the improved ITO at December 31, 2006.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the nine months ended December 31, 2006 and 2005 (in thousands):

	Nine months ended December 31,
	2006	2005
Purchases of property, plant and equipment	$(36,641)	$(37,617)
Purchases of short-term investments	(231,500)	—
Sale of short-term investments	126,550	—
Sale of investment	12,874	—
Premiums paid on cash surrender value life insurance policies	(537)	—
Acquisitions and investments, net of cash acquired	(20,406)	89

Net cash used in investing activities	$(149,660)	$(37,528)

The Company’s purchases of plant and equipment during the nine months ended December 31, 2006 were principally for information system upgrades, leasehold improvements and normal expenditures for tooling. During the nine months ended December 31, 2005, purchases of plant and equipment also included costs for construction of a new factory in Suzhou, China.

In the second and third quarters of fiscal year 2007, the Company used cash to purchase short-term investments guaranteed by the U.S. Department of Education, which increased interest income with minimal additional principal risk. In April, 2006, the Company sold 42% of its Anoto stock for $12.9 million, and recognized a gain of $6.6 million. In October 2006, the Company acquired Slim Devices, Inc. (“Slim Devices”) for $20.4 million, net of $0.2 million cash acquired and including $0.6 million in transaction costs.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the nine months ended December 31, 2006 and 2005 (in thousands except per share amounts):

	Nine months ended December 31,
	2006	2005
Proceeds from short-term borrowing	$—	$5,235
Repayment of short-term debt	(1,749)	(32)
Purchases of treasury shares	(85,541)	(77,054)
Proceeds from sale of shares upon exercise of options and purchase rights	29,746	37,399
Excess tax benefits from share-based compensation	10,648	—

Net cash used in financing activities	$(46,896)	$(34,452)

	Nine months ended December 31,
	2006	2005
Number of shares repurchased	3,730	4,324
Value of shares repurchased	$85,541	$77,054
Average price per share	$22.93	$17.82

Cash used in financing activities during the nine months ended December 31, 2006 included treasury share repurchases of 3,729,600 shares, totaling $85.5 million pursuant to the Company’s buyback programs announced in June 2005 and May 2006. Proceeds totaling $29.7 million were realized from the sale of shares upon exercise of options pursuant to the Company’s stock plans during the first nine months of fiscal year 2007. Cash of $10.6 million was provided by tax benefits from the exercise of share-based payment awards.

During the nine months ended December 31, 2005, the Company used cash to repurchase 4,324,000 shares for $77.1 million under both the April 2004 and June 2005 buyback programs. Proceeds included $37.4 million from the sale of shares pursuant to the Company’s stock plans and $5.2 million from short-term borrowing during the first nine months of fiscal year 2006.

Cash Outlook

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, through capital markets and bank borrowings. The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash.

In May 2006, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares. During the quarter ended December 31, 2006, the Company repurchased 845,700 shares for $24.0 million under this program. The approved amount remaining under this program at December 31, 2006 is $226.0 million. The Company plans to continue purchasing shares under this program.

Pursuant to a buyback program announced in June 2005 authorizing the repurchase of up to CHF 300 million of the Company’s shares (approximately $235 million based on exchange rates on the date of announcement), the Company repurchased 2,883,900 shares for $61.5 million during the nine months ended December 31, 2006. At December 31, 2006, the Company had repurchased a total of 11,285,000 shares for approximately $236.1 million under this program. This program has been completed and no further shares will be purchased under this program.

In October 2006, the Company acquired Slim Devices, a privately held company specializing in network-based audio systems for digital music. Under the terms of the purchase agreement, the Company acquired all of the outstanding shares of Slim Devices for $20 million in cash, plus a possible performance-based payment, payable in the first calendar quarter of 2010. The performance-based payment is based on net revenues from the sale of products and services in calendar year 2009 derived from Slim Devices’ technology. The maximum performance-based payment is $89.5 million, and no payment is due if the applicable net revenues total $40 million or less. The total payment amount, if any, will not be known until the end of calendar year 2009.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount will vary with net sales in the revenue measurement period. The payment amount would approximate 27% of such net sales at the highest net sales level, although the percentage could be higher at lower net sales levels. Based on the net sales trend of remote controls for the three quarters ended December 2006, the Company estimates it will be obligated to make a deferred payment of at least $20 to $25 million. The total deferred payment amount could be higher, and will not be known until the end of the revenue measurement period. The deferred payment will be recorded as an adjustment to goodwill.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at December 31, 2006 included: (i) amounts drawn on its credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments and (iv) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At December 31, 2006, fixed purchase commitments for capital expenditures amounted to $10.8 million, and primarily related to commitments for manufacturing equipment and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At December 31, 2006, fixed purchase commitments for inventory amounted to $133.2 million, which are expected to be fulfilled within the fiscal quarter ending March 31, 2007. The Company also had other commitments totaling $14.2 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At December 31, 2006, the amount of these outstanding guaranteed purchase obligations was approximately $6.0 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. At December 31, 2006, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our shares.

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Fluctuations in currency exchange rates can produce an impact on our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our shares.

If we do not introduce new products successfully in a timely manner, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. In addition, if we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

Our gross margins can vary significantly depending on the timing of our product introductions, market reaction to our products, product mix, customers and other factors.

Our gross margins can vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, and the complexity and functionality of new product innovations. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react that lower our margins, then our overall gross margin will be less than we project.

In addition, our gross margins vary significantly by product line and customer type, as well as within product lines. When the mix of products sold shifts from higher margin product lines to lower margin product lines, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected. For example, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. Increases in OEM sales or decreases in retail sales relative to total sales may also negatively impact our gross margins.

The impact of the above on gross margins can create fluctuations in our operating results, which may cause volatility in the price of our shares.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decides to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls and streaming media devices. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms and conditions. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless. Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The emerging notebook peripheral segment is also an area where we face new competitors that have broader notebook product offerings, as well as aggressive pricing and promotions.

Video. Our competitors for PC web cameras include Creative Labs, Philips and Microsoft, whose entry into the product category made the competitive environment more intense. We are encountering aggressive pricing practices, promotions, and channel marketing on a worldwide basis, which may impact our revenues and margins.

Microsoft is a leading producer of operating systems and applications with which our mice, keyboards and webcams are designed to operate. As a result, Microsoft may be able to improve the functionality of its own peripherals to correspond with ongoing enhancements to its operating systems and software applications, such as the Windows Vista operating system available in January 2007, before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Gaming. Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. In addition, our cordless controllers for Microsoft Xbox™ are competing against Microsoft corded controllers.

Audio. Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. With the acquisition of Slim Devices in October 2006, we expanded our audio product portfolio to include network-based audio systems for digital music. This is an emerging market, with several small competitors, as well as larger established consumer electronics companies, like Sony and Philips.

Advanced Remote Controls. Our revenues and market share for personal peripheral devices for home entertainment systems have expanded substantially in the last year. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

If we do not continue to improve our product demand forecasting, our business and operating results could be adversely affected.

We use our forecasts of demand for our products to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from many of our customers, they are not always obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

We have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts, our business and operating results could be adversely affected.

Our business depends in part on access to third party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third party platforms such as the Apple iPod, Microsoft Xbox™, Sony Playstation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to our knowledge Microsoft has not licensed any manufacturer to produce third party wireless peripherals for use with their Xbox 360™ gaming console.

Our access to third party platforms may require paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins.

If we are unable to access third party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

If we do not successfully introduce and market products for notebook PCs, our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook and mobile products over desktop PCs. In our OEM channel, this shift has adversely affected our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 11% and 12% of total revenues during the first nine months of fiscal 2007 and 2006. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the impact of the growing popularity of notebook PCs and mobile devices is uncertain, but may result in a decreased demand by consumers for keyboards and desktops (mouse and keyboard combination). This could negatively affect our sales of these products, which would adversely affect our business and results of operations.

Our business could be negatively impacted by delays and complications resulting from our implementation of a new enterprise resource planning system.

We use enterprise resource planning (“ERP”) software in the operation of our business and maintenance of business and financial data related to our daily operations. During the second quarter of fiscal year 2007, we completed the implementation of an upgrade to our ERP software. Although no material issues have arisen to date, if we encounter difficulties in adapting to the software and process changes required by the upgrade, we may be unable to timely or accurately process or access business and financial information stored on the system, which could adversely impact our daily operations and the timely reporting of financial results.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. We are complying with the requirements of Section 404 as of our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with these requirements. During the second quarter of fiscal year 2007, we also completed the implementation of an upgrade to our ERP software. Both efforts require substantial time and resources to successfully complete. In addition, the ERP implementation significantly impacts the Company’s internal controls and accounting processes. If we encounter difficulties in adapting to the software and process changes, the time period available to assess and evaluate internal control effectiveness would be shortened, our compliance costs could increase substantially or the timely completion of our internal controls evaluation could be negatively impacted.

We have committed substantial time and resources to evaluate and assess the effectiveness of our internal controls and to upgrade our ERP software. During these processes, we have identified deficiencies and may identify others in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify further deficiencies that would require remediation. If we are not able to remediate identified deficiencies in a timely manner that either alone or together constitute material weaknesses in our internal controls, we will not be able to determine that our internal controls over financial reporting are effective and comply with Section 404 in a timely manner. This could result in a negative perception of the reliability of our financial statements and subsequently a decline in the price of our shares.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by changes in the interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. In recent years, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components, such as micro-controllers and optical sensors, were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors, such as micro-controllers and optical sensors, and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Further increases in the worldwide cost of fuel could result in higher transportation costs which could adversely affect gross margins.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

We may encounter difficulties with our acquisition of Slim Devices, which could adversely affect the valuation of the assets acquired.

In October 2006, we acquired Slim Devices, Inc., a privately held company specializing in network-based audio systems for digital music. This acquisition is part of the Company’s strategy to acquire, when appropriate, companies that have products, personnel and technologies that complement our strategic direction and roadmap.

Acquisitions involve risks and uncertainties, including the potential loss of key employees and customers of the acquired company and exposure to potential product quality issues. Factors such as these and others could prevent us from realizing the anticipated benefits of the acquisition.

Further, the Slim Devices acquisition has resulted in the recording of goodwill, which could result in potential impairment charges that could adversely affect our operating results. Acquisitions are inherently risky, and no assurance can be given that our acquisition of Slim Devices or other future acquisitions will be successful and will not adversely affect our business, operating results or financial condition.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. The amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability. If our effective tax rate increases in future periods, our operating results could be adversely affected.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese yuan renminbi (“CNY”), British pound sterling, Taiwanese dollar, Mexican peso, and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at December 31, 2006. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$65,361	$(5,942)	$7,262
U.S. dollar	Mexican peso	3,900	(355)	433
U.S. dollar	Canadian dollar	3,521	(320)	391
U.S. dollar	Japanese yen	1,626	(148)	181
U.S. dollar	Swiss franc	1,573	(143)	175
U.S. dollar	Euro	(2,730)	248	(303)
U.S. dollar	Taiwanese dollar	(6,063)	551	(674)
Euro	British pound sterling	30,769	(2,797)	3,419
Euro	Russian rouble	2,543	(231)	283
Euro	Swiss franc	575	(52)	64
Euro	Hungarian forint	(609)	55	(68)
Euro	Swedish kroner	(820)	75	(91)
Swiss franc	Hungarian forint	957	(87)	106

		$100,603	$(9,146)	$11,178

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, the Company transferred a portion of its cash investments to CNY accounts. At December 31, 2006, net assets held in CNY totaled $65.4 million. The Company continues to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of December 31, 2006, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $92.2 million. These forward contracts generally mature within three months. Deferred realized losses totaled $0.3 million at December 31, 2006 and are expected to be reclassified to cost of goods sold when the related inventory is sold.

If the U.S. dollar had appreciated by 10% compared with the hedged foreign currency, an unrealized gain of $9.6 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% compared with the hedged foreign currency, an $8.9 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and short-term investments and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the December 31, 2006 and March 31, 2006 period end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers S.A. (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may continue to provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, and consultations regarding share-based compensation, expatriate tax matters and Section 404 of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of December 31, 2006 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control

During the second quarter of fiscal 2007, the Company completed the implementation of an upgrade to its enterprise resource planning (“ERP”) software. Implementation of an ERP software upgrade is a material change in the Company’s internal control over financial reporting. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications, and closing process were properly designed to prevent material financial statement errors. Operating effectiveness of related key controls are continuing to be evaluated. There have been no other changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate them by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

February 2, 2007